Bigfoot Project Investments, Inc.

570 El Camino Real NR-150

Redwood City, CA 94063

___________________________________________________________________________________________________

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Bigfoot Project Investments, Inc.

Registration Statement on Form S-1

Filed: August 9, 2016

File No. 333-213011

August 29, 2016

Dear Mr. Dobbie:

This letter sets forth the response of Bigfoot Project Investments, Inc., (“FOOT” or the “Company”) to the Staff’s comment letter dated August 26, 2016.  Please find our proposed response and amendment to address the comments as referenced in our responses below.

 Prospectus Cover Page

1. We note your disclosure that “[your] common stock became eligible for trading on the OTC Bulletin Board on June 28, 2016” and that “[your] common stock is quoted on the OTC Markets.” Please clarify here and throughout, if true, that your common stock is quoted on the OTC Pink.

Response: The Company has clarified that its shares of common stock are quoted on the OTC Pink Sheets.

Prospectus Summary, page 4

2. Please revise the summary to describe your prior offer on Form S-1 (333-209509) and its results, your reasons for terminating the prior offering before the Termination Date and the differences between this offering and the prior offering.

Response: The Company has revised the summary to describe our prior offering on Form S-1, its results and the Company’s reasons for terminating as well as the differences between the two offerings.

Executive Compensation and Corporate Governance, page 42

3. Please update this section to include disclosure for the fiscal year ended July 31, 2016.

Response: The Company has updated the Executive Compensation and Corporate Governance disclosure section for the fiscal year ended July 31, 2016.

Bigfoot Project Investments, Inc.

/s/ Carmine T. Biscardi, Jr.

Name: Carmine T. Biscardi, Jr.

Title: CEO, President, Director